November 22, 2005

Room 4561

Mr. Ronald C. Lundy
Treasurer, Chief Accounting Officer
Veramark Technologies, Inc.
3750 Monroe Avenue
Pittsford, NY 14534

> **Re:** **Veramark Technologies, Inc.**
> **Form 10-K for Fiscal Year December 31, 2004**
> **Filed March 28, 2005**
> **File No. 000-13898**

Dear. Mr. Lundy:

We have completed our review of your Form 10-K and do not, at this time, have any further comments.

Sincerely,

Brad Skinner
Accounting Branch Chief